Exhibit 99.1

QIWI Requested a Hearing to Appeal Nasdaq Determination to Delist

NICOSIA, CYPRUS – March 21, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that the Company requested an oral hearing to appeal Nasdaq delisting determination.

On March 15, 2023, QIWI received a notice from the Listing Qualifications Staff of The Nasdaq Stock Market LLC indicating that the Staff has determined to delist the Company’s American Depositary Shares, each representing one Class B ordinary share of the Company from the Nasdaq Global Select Market.

The Company has decided to request a hearing to appeal Nasdaq determination to delist and filed a formal request for the hearing on March 21, 2023. We note that the Company complies with all applicable disclosure requirements, adheres to high standards of corporate governance and meet all qualitative and quantitative listing criteria of the Exchange.

A request for a hearing will stay the delisting pending a decision by a Hearing Panel - meaning no delisting action will be taken until the Company has had its hearing and the Hearing Panel has issued a written decision.

The trading of QIWI ADSs on the Moscow Exchange is not affected.

Delisting determination notice does not affect QIWI’s day-to-day business operations, services, its financial position. We continue to focus on further development of our offering and superior service level for our clients, merchants and partners.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion.

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com